UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2008

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/s/ Klaus Maleck
Klaus Maleck
Chief Financial Officer

Date: May 8, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	Evotec AG First Quarter Report 2008

Exhibit 99.1

Evotec AG, First Quarter Report 2008

Dear shareholders,

The acquisition of Renovis in San Francisco is now successfully completed. We are delighted to have reached this important milestone and we are pleased that a significant majority of Renovis shareholders voted in favor of it. The start of 2008 was marked by a considerable amount of activity relating to this transaction: Our registration statement on Form F4 was declared effective by the US Securities and Exchange Commission at the end of March, we satisfied the requirements of the Hart-Scott-Rodino Act in early April and we received the favorable vote of Renovis stockholders and completed the acquisition in early May.

With the acquisition of Renovis, our pipeline now represents a set of promising clinical and preclinical programs in various CNS indications coupled with a productive research platform for partner research and proprietary projects. We believe we have one of the strongest CNS pipelines in our sector with three clinical candidates, a strong late stage preclinical pipeline focusing on areas of neurological and inflammatory diseases and a strong cash position to drive these assets through development. Three programs from the former Renovis are expected to enter Phase I clinical trials in 2008/2009. Finally, our new NASDAQ ADR listing is expected to provide the Company with improved access to the US financial markets and our investors with expanded liquidity.

During the first quarter our clinical development programs continued to progress. We successfully completed a Phase I safety and tolerability study for EVT 302 and reported encouraging initial data from our Phase Ib studies with EVT 101. They showed good CNS penetration of the compound and first effects on the brain in man. The partnering discussions for our lead compound EVT 201 are ongoing. One of our primary goals for 2008 is to sign a partner agreement for the future development of this molecule.

Our first quarter results reflect that in our recent transformation into an emerging CNS focused pharmaceutical company our financial profile has changed. Our total revenue base is lower today due to our divestment of non-core businesses for cash. We are engaging in more long-term relationships: In the first quarter we signed significant new or extended collaborations with CHDI, the US based Huntington Disease Foundation, and Ono Pharmaceuticals of Japan. To participate in the longer term success of projects we selectively forego short-term direct research payments in exchange for later milestones and royalties.

We believe that we are stronger today than we have been before. We are more focused; we have built strategically on the heritage that has brought us success in the past. We have the critical mass that we believe provides a foundation for successfully developing new drugs to the market.

Only with the support of our shareholders could all of this have been achieved. We look forward to realizing our vision for Evotec, and we expect our activities to enhance the value of Evotec.

Jörn Aldag
President & Chief Executive Officer

Evotec AG, First Quarter Report 2008	page 2

I. Management Report of the First Quarter of 2008

Operational Highlights	Evotec acquires Renovis, lists on NASDAQ. During the first quarter of 2008, important conditions to the acquisition of Renovis had been met prior to the special meeting of Renovis stockholders on May 1, 2008. Evotec filed its registration statement on Form F4 with the US SEC in early January. The document was declared effective by the SEC at the end of March. In addition, the Company filed with the US Federal Trade Commission and Department of Justice a request for antitrust clearance according to Hart-Scott-Rodino Act and the applicable waiting period expired in early April. On May 1, 2008 a significant majority of Renovis stockholders voted in favor of the acquisition which was completed on May 2, 2008.

Ono Entered into a New Fragment-Based Drug Discovery Agreement with Evotec. Evotec AG and Ono Pharmaceutical Co., Ltd. (Osaka, Japan) signed a new three year drug discovery agreement. The collaboration applies Evotec’s proprietary fragment-based drug discovery platform, EVOlutionTM, to identify novel, small molecular weight compounds active against a protease target and to optimize these with Evotec’s expertise in medicinal chemistry. Under the agreement, Ono will pay an initial technology access fee for access to EVOlutionTM, research funding as well as success-based milestone payments based on the research progress.

Evotec Extends Ongoing Collaboration With CHDI. Evotec AG announced that CHDI Foundation, Inc., a not-for-profit organization pursuing a biotech approach to finding therapies for Huntington Disease (HD), extended its collaboration with Evotec to the end of 2010 to help CHDI advance their Huntington’s Disease drug discovery programs. This contract extension is worth up to US$ 37 million in research payments for Evotec. The collaboration covers Evotec’s entire drug discovery offering, including its expertise in medicinal chemistry, biology and compound sourcing. In addition to the contract extension, the companies also have an agreement whereby Evotec provides ultra-high-throughput screening (uHTS) support.

Pipeline Progress	In two Phase II studies conducted in 2007, our most advanced compound, EVT 201, showed “best-in-class” insomnia therapy potential with robust effects on sleep onset and sleep maintenance throughout the night, including the later hours, minimal evidence of residual sedation and a strong effect on perceived sleep quality. In addition, one clinical study has provided strong evidence that treatment of primary insomnia in elderly patients with daytime sleepiness results in a clinically significant reduction in tendency to fall asleep the following day. Furthermore, the preclinical

Evotec AG, First Quarter Report 2008	page 3

pharmacology of EVT 201, as a partial Positive Allosteric Modulator (pPAM), suggests that EVT 201 will have a better safety profile than full agonists in man, which is supported by the excellent safety and tolerability clinical data obtained to date, and with the potential to develop less tolerance in man. We are actively seeking a suitable partner to move the compound into Phase III and to the market. Our goal is to complete such a partnership in 2008.

In January, we reported the successful completion of a Phase I repeat dose safety and tolerability study with EVT 302, our second most advanced compound developed for smoking cessation. The results confirmed that EVT 302 was well tolerated in young and elderly healthy subjects up to the highest dose levels tested. In addition, the results from our single and repeat dose Phase I PET (positron emission tomography) studies published in March showed that the doses investigated exceeded those needed to completely inhibit brain MAO-B activity and helped identify the dose for future efficacy trials. A Phase II craving study started in February 2008 and a Phase II quit rate study is scheduled for the middle of the year. Data from these studies will be reported in the third quarter 2008 and the first half of 2009, respectively.

Our third clinical compound, EVT 101, is being evaluated for the treatment of pain and as a therapy for Alzheimer’s disease. To advance this product, in 2007 we began conducting a series of shorter-term Phase Ib studies to help us determine the clinical development path forward. Our brain imaging fMRI study completed in March 2008 provided first evidence of an effect in the crucial regions of the brain in healthy volunteers and revealed encouraging signals of potential activity in both Alzheimer’s disease and pain. Results from a second Phase Ib repeat dose cognition study with higher doses of EVT 101 are expected in the second quarter of 2008. The goal is to assess effects of longer-term treatment with higher doses on CNS function and safety and tolerability. Encouragingly, a subgroup analysis of this study revealed that EVT 101 penetrates the brain leading to concentrations which are extrapolated to produce occupancy of the NR2B receptor in the anticipated therapeutic range and significantly greater than the NMDA receptor occupancy predicted for the therapeutic dose of memantine. A Phase II proof-of-concept study is expected to start in 2008.

Evotec AG, First Quarter Report 2008	page 4

Financial Highlights

On September 11, 2007 Evotec sold a major line of business, its Chemical Development Business, to Aptuit effective November 30, 2007. From December 1, 2007 onwards, this business was no longer consolidated in the Evotec Group accounts and income and expenses for that business are retrospectively disclosed as discontinued operations in the statements of operations. All 2008 results shown and discussed in the following discussion are compared to the 2007 continuing operations.

From 2008 onwards the Company doesn’t report segments (see Note 10 to the Consolidated Interim Financial Statements). Following the disposition of the Chemical Development Business and based on IFRS 8 the allocation of resources and the internal evaluation of Evotec’s performance by the management are from 2008 onwards no longer done on different segments but for the whole Evotec group.

•        Q1 revenues of EUR 7.3 m were 16% lower than last year’s level (EUR 8.7 m), primarily due to the absence of library synthesis revenues following the transfer of this business into an Indian joint venture and to foreign currency exchange effects. Adjusting for currency exchange and transferred businesses, revenues would have been approximately at last year’s level at EUR 8.0 m (2007: EUR 8.1 m).

•        High investment in R&D programs led to an increase in the Group operating loss to EUR 14.4 m (2007: EUR 9.8 m).

•   Due to our sizeable clinical development program and a milestone payment to Roche R&D expenses increased over-proportionally over Q1 2007 by 73% to EUR 12.8 m (2007: EUR 7.4 m).

• Similarly, Q1 net loss increased to EUR 13.8 m (2007: EUR 9.0 m).

•        Cash and investments at the end of the first quarter of 2008 amounted to EUR 73.1 m (December 31, 2007: EUR 93.7 m). Pro forma cash and investments including Renovis, Inc. as of March 31, 2008 was EUR 119.0 m.

• Full-year 2008 financial targets confirmed

A. Report on the financial situation and results

1. Results

Revenues

Evotec revenues for the first quarter of 2008 were EUR 7.3 million, 16% below last year’s level (2007: EUR 8.7 million), mainly the result of two effects:

(i) The absence of library synthesis revenues following the strategic decision to transfer Evotec’s entire library business into a joint venture with Indian RSIL effective October 2007. In the first quarter of 2007, library synthesis revenues amounted to EUR 0.6 million.

(ii) The further weakening of the US dollar against Evotec’s reporting currency, the Euro. At constant 2007 currencies (UK Sterling and US

Evotec AG, First Quarter Report 2008	page 5

dollar), revenues in the first quarter of 2008 would have been EUR 0.7 million higher at EUR 8.0 million.

Currency effect on revenues and gross margin

	01-03/2008	01-03/2008 const. f/x*	01-03/2007
Revenue in €m	7.3	8.0	8.7

Gross margin in %	29.4	28.9	27.8

* Currency pro-forma adjustment using UK Sterling and US dollar exchange rates of the first quarter of 2007.

Assay development, screening as well as discovery chemistry collaborations performed strongly.

Adjusting 2008 for currency exchange rates and excluding the transferred business from 2007, revenues would have been approximately on last year’s level (2007 adjusted: EUR 8.1 million).

For the first quarter of 2008, the Evotec Group recorded 56% of total revenues in the United States, 37% in Europe and 7% in Japan and the Rest of the World.

Operating cost structure	Costs of revenue for the first quarter of 2008 amounted to EUR 5.2 million (2007: EUR 6.3 million) yielding an improved gross margin of 29.4% (2007: 27.8%) despite a year-on-year 0.6% margin decline due to foreign exchange effects. The difference over last year is primarily the result of higher FTE-based revenues from results-based collaborations and an overall focus on cost reduction.

Gross margins in the future may be more volatile, and may significantly improve with the receipt of potential milestone or out-licensing payments, as described in more detail in the 2007 Annual Report.

R&D expenditure for the first quarter of 2008 increased by 73% to EUR 12.8 million (2007: EUR 7.4 million). Expenses were above average in Q1 2008 primarily because they included a milestone payment to Roche based on the initiation of Phase II trials with EVT 302. The milestone will be paid in ordinary shares which will be issued to Roche in the second quarter. Adjusted for this milestone payment, R&D expenses increased 33%. This increase in operational expenses was in-line with plans due to our sizable clinical development program for EVT 302 and EVT 101 and investments in our fragment-based drug discovery platform.

SG&A expenses for the first quarter of 2008 decreased 16% to EUR 3.3 million (2007: EUR 4.0 million). The majority of the improvement results from timing differences and 2008 costs are expected to be incurred later in

Evotec AG, First Quarter Report 2008	page 6

the year. For example, Investor Relations costs were lower as a number of activities such as the Annual Report and Annual Meeting preparations were postponed pending the completion of the Renovis acquisition. Furthermore, reversals of provisions in Q1 2008 contributed to the decrease.

Other operating income and expenses result mainly from the sublease of facilities and administrative support services to Evotec Technologies/PerkinElmer with a positive contribution. In the first quarter 2008 they also included services to Aptuit following the sale of the Chemical Development Business in 2007.

Financial results	The increase in R&D investment described above led to an increased operating loss of EUR 14.4 million (2007: EUR 9.8 million). Net loss amounted to EUR 13.8 million (2007: EUR 9.0 million). Loss per share for the first quarter of 2008 was EUR 0.19 (2007: EUR 0.13).

2. Financing and financial position

Cash flow and cash equivalents	Cash flow from operating activities for the first quarter of 2008 was EUR (15.5) million mainly due to the continued high level of investment in the advancement and enhancement of Evotec’s R&D pipeline. A EUR (5.7) million change in assets and liabilities, resulting mainly from a EUR 4.9 million decrease in trade accounts payable, contributed to the negative cash flow.

“Adjustments to reconcile the reported 2008 net loss to net cash used in operating activities” includes mainly share based compensation to Roche (EUR 2.9 million), amortization (EUR 0.3 million) and depreciation (EUR 0.8 million).

Cash flow from investing activities was EUR 3.7 million and results primarily from the purchase and sale of money market funds which resulted in a cash increase of EUR 4.8 million. It also included capital expenditures of EUR (1.1) million.

Cash flow from financing activities was EUR (1.4) million, composed of transaction costs (EUR (1.2) million) and repayment of loans (EUR (0.2) million).

Liquidity which includes cash and cash equivalents (EUR 24.3 million) and investments (EUR 48.8 million) at the end of March 2008 amounted to EUR 73.1 million (end of December 2007: EUR 93.7 million). Cash consumption in the first quarter was significantly above the quarterly average because of high trade accounts payable at year-end mainly for clinical development work, transaction costs related to the Renovis acquisition, above average R&D expenses and traditionally higher expenses in the first quarter such as bonus and insurance coverage. In addition, Evotec experienced an approximately EUR 3 million balance sheet loss in the translation of liquid assets held in US dollar or UK Sterling into Euro. Based on year-end 2007

Evotec AG, First Quarter Report 2008	page 7

currency exchange rates, liquidity would have amounted to EUR 76.2 million as of March 31, 2008. On a pro-forma basis, including Renovis, the combined company’s liquidity position and auction rated securities (EUR 8.6 million) as of March 31, 2008 amounted to EUR 119.0 million. While currency exchange rate movements affect this measure of our liquidity, a portion of the funds held in currencies other than the Euro are so held in order to meet local operating needs.

3. Assets and liabilities

The inventories as of March 31, 2008 include increased raw materials due to the higher need of active pharmaceutical ingredients for clinical phase projects. All further material changes of assets and liabilities during the first quarter of 2008 are described in the Notes to the consolidated interim financial statements.

Evotec’s capital structure as of March 31, 2008 remained unchanged from year-end 2007. However, beginning May 2008 it changed following the issuance of 34,970,268 million new ordinary Evotec shares in connection with the acquisition of Renovis. The capital increase was registered in the trade register on May 6, 2008. The total number of ordinary shares outstanding as of the date of this report is 108,838,715. The increase in additional paid-in capital is a result of the share based compensation to be paid to Roche in the second quarter.

Evotec’s equity ratio as of March 31, 2008 continued to be high at 83.1%.

4. Human resources

Employees

At the end of March 2008, the Evotec Group employed a total of 377 people compared to 386 employees at the end of December 2007.

Stock-based compensation

In the first three months 2008, no options were granted and exercised. As of March 31, 2008, the total number of options available for future exercise amounted to 4,014,713 (approximately 5% of shares in issue). Options have been accounted for under IFRS 2 using the fair value method at the measurement date.

Evotec AG, First Quarter Report 2008	page 8

Shareholdings of the Boards of Evotec AG

	Number of shares	Share options
Management Board
Jörn Aldag	307,186	602,600
Dr Klaus Maleck	0	50,000
Dr Mario Polywka	30,000	255,000

Supervisory Board
Prof Dr Heinz Riesenhuber	132,480	0
Peer Schatz	3,892	0
Dr Hubert Birner	0	0
Dr Peter Fellner	0	0
Dr William Jenkins	0	0
Mary Tanner	46,690	0

March 31, 2008

Pursuant to §15a of the German Securities Trading Act (Wertpapierhandelsgesetz), the above table lists separately for each member of our Management and Supervisory Board, the number of Company shares held, and rights for such shares granted to each board member as of March 31, 2008.

B. Risks and Opportunities Report

During the first quarter of 2008, Evotec was not faced with material events, other than the progress made regarding the acquisition of Renovis, which closed on May 2, 2008. The Company continues to operate under its comprehensive and reliable risk management system. Following its merger with Renovis, Evotec will have to comply with the requirements of the Sarbanes Oxley Act on internal control over financial reporting and has started the process to comply as of the date required.

General business risks, as described in the 2007 Annual Report continue to possibly impact our projected financial performance. Currency exchange effects on revenues and profits, due to a disadvantageous exchange rate between the US Dollar and the Euro, can be partially, but not completely, hedged by a more advantageous exchange rate between UK Sterling and Euro. In addition, currency exchange movements impact our reported liquidity through the translation of liquid assets held in US dollar or UK Sterling into Euro. However, it needs to be considered that a portion of the funds held in currencies other than the Euro are so held in order to meet local operating needs. From our latest transactions we do not foresee any material warranty or future liability claims.

The Company monitors closely business opportunities that might qualify for in-licensing, acquisition or partnering, as described in the Annual Report 2007 and is currently looking for a partner for its insomnia drug candidate EVT 201.

Evotec AG, First Quarter Report 2008	page 9

Specific business risks

The inherent risk of clinical development is one of the biggest risks to Evotec’s business success. Evotec strives to minimize this risk by comprehensive program selection, development planning and intents to partner compounds after successful proof-of-concept studies. For its lead compound EVT 201, Evotec has delivered positive results in two proof-of-concept Phase II studies which increase the chances for successful partnering. However, despite the excellent efficacy data shown, proceeds from out-licensing EVT 201, targeted for 2008, might not be realized in the foreseen time-frame and/or might not be sufficient to cover Evotec’s substantial expenditures on other internal discovery and development programs. In its cash projections, Evotec has not anticipated any material liquidity from a major out-licensing deal. Similarly, the timely development of the Company’s clinical assets and discovery projects might require additional, unbudgeted activities to optimize value generation. Evotec intends to constantly review the maintenance of financial reserves and has taken and will strive to ensure adequate measures to keep defined minimum levels. Management believes that the acquisition of Renovis further reduces the financial risk and gives the Company increased freedom to advance and enhance its joint pipeline.

Evotec’s collaborations are on track to deliver against its financial objectives in the short- to mid-term. In the first quarter of 2008, the business performance continued to be impacted by adverse currency exchange effects and some components of our business had to cope with evolving and strengthening competition in individual disciplines in low-cost countries. Initiatives, such as fragment-based drug discovery, offer a unique and innovative technology platform to differentiate from the competition. In return for creating downstream value through high-value result-based deals, there are however, scientific and technical delivery risks in the shorter term, which can only be partly managed by high quality project work. Evotec’s financial performance, and particular the margins in collaborations, are thus exposed to the possible failure or delay of milestone payments expected during the year. There is a risk that planned milestone payments might not be realized in 2008.

Despite successful differentiation in certain business areas, overall cost containment will continuously be of great importance to remain competitive.

Business opportunities

Concerning Evotec’s business opportunities, the Company continues to invest in the development of its proprietary CNS pipeline and high value- added collaborations and will report on its progress on a regular basis. In this context, Evotec may achieve its targets earlier than anticipated and

Evotec AG, First Quarter Report 2008	page 10

may also achieve additional unexpected value creation through substantial collaborations or new endeavors. According to our systematic approach to capture external business opportunities, extraordinary expenditures for scouting and evaluating these value-driving events can, however, unforeseeably increase spending levels.

C. Important events after the end of the first quarter of 2008

Acquisition of Renovis closed on May 2, 2008

At a special meeting for Renovis stockholders held on May 1, 2008 the acquisition of Renovis by Evotec was approved by Renovis stockholders and the merger closed on May 2, 2008.

As a result, Evotec issued, and Renovis shareholders received, American Depository Shares (ADSs) representing 1.0542 Evotec ordinary shares in exchange for each outstanding share of Renovis common stock. Immediately following the acquisition, pre-acquisition Evotec stockholders owned approximately 68.8% of the combined company and former Renovis stockholders and option holders will own approximately 31.2%. The Evotec ADSs are listed on the NASDAQ Global Market under the trading symbol “EVTC”. ADSs will trade on a "when issued" basis under the symbol "EVTCV" until they are eligible for normal trade settlement, currently anticipated to be within two weeks of the acquisition

D. Outlook

2008 financial targets confirmed	Evotec’s financial objectives in this outlook section are those of the combined new Evotec Group including Renovis from May 1, 2008.

In 2008, total Group revenues are expected to reach EUR 34 million to EUR 36 million, ignoring any possible out-licensing income. This is based on the current order book, expected new contracts and contract extensions as well as, to a lesser extent, the achievement of certain research milestones. Depending on the contribution from out-licensing and additional milestone income, revenues may also be substantially higher.

Absent any impairment charges or out-licensing income, the 2008 operating result is expected to be in approximately the same range as 2007. In the event of a successful out-licensing it may significantly outperform 2007. Evotec continues to invest in research & development (R&D). The Company expects R&D expenses to amount to EUR 46 to EUR 51 million plus the cost of share-based compensation allocated to R&D in 2008. The increase is mainly driven by progress in the clinical pipeline and the Renovis acquisition.

Evotec AG, First Quarter Report 2008	page 11

Liquidity and auction rate securities at the end of 2008 after the acquisition of Renovis, is targeted to exceed EUR 85 million excluding out-licensing payments. Assuming the Company’s ambitious portfolio development goals and no major partnering event, the cash position is currently expected to be sufficient to fund Evotec’s development programs until the end of 2010.

Evotec AG, First Quarter Report 2008	page 12

II. Consolidated Interim Financial Statements

Consolidated interim statements of operations

Evotec AG and Subsidiaries

Euro in thousands except share data and per share data	Three months ended March 31
	2008		2007 restated
		continuing operations	discontinued operations	Total
Revenue:
– Drug discovery products	—	9	—	9
– Drug discovery services	7,313	8,699	6,408	15,107

Total revenue	7,313	8,708	6,408	15,116

Cost of revenue:
– Drug discovery products	—	4	—	4
– Drug discovery services	5,161	6,282	4,735	11,017

Total costs of revenue	5,161	6,286	4,735	11,021

Gross profit	2,152	2,422	1,673	4,095
Operating costs and expenses:
– Research and development expenses	12,810	7,426	—	7,426
– Selling, general and administrative expenses	3,345	3,988	898	4,886
– Amortization of intangible assets	301	805	—	805
– Restructuring expenses	116	—	—	—
– Other operating income	(422)	(447)	—	(447)
– Other operating expenses	380	438	—	438

Total operating costs and expenses	16,530	12,210	898	13,108

Operating income (loss)	(14,378)	(9,788)	775	(9,013)

Other non-operating income (expense):
– Interest income	614	382	44	426
– Interest expense	(119)	(74)	(23)	(97)
– Loss from equity investments	(40)	—	—	—
– Other income from financial assets	473	—	11,165	11,165
– Foreign currency exchange gain (loss), net	41	165	38	203
– Other non-operating expense	(4)	—	—	—
– Other non-operating income	13	34	—	34

Total non-operating income	978	507	11,224	11,731

Income (loss) before taxes	(13,400)	(9,281)	11,999	2,718

– Current tax income (expense)	(174)	(4)	—	(4)
– Deferred tax income (expense)	(266)	309	—	309

Net (income) loss	(13,840)	(8,976)	11,999	3,023

Weighted average shares outstanding	73,868,447	68,078,819	68,078,819	68,078,819
Net income (loss) per share (basic and diluted)	(0.19)	(0.13)	0.18	0.04

Evotec AG, First Quarter Report 2008	page 13

Consolidated interim balance sheets
Evotec AG and Subsidiaries

Euro in thousands	March 31, 2008	December 31, 2007
Assets
Current assets:
– Cash and cash equivalents	24,321	37,991
– Investments	48,811	55,685
– Trade accounts receivable	4,118	4,908
– Accounts receivables due from related parties	185	229
– Inventories	3,582	2,394
– Current tax receivables	4,134	4,030
– Other current financial assets	2,186	2,451
– Prepaid expenses and other current assets	4,965	4,153

Total current assets	92,302	111,841

Non-current assets:
– Long-term investments	10	10
– Long-term investments accounted for using the equity method	552	648
– Property, plant and equipment	17,872	18,561
– Intangible assets, excluding goodwill	37,120	37,421
– Goodwill	36,325	38,978
– Other non-current financial assets	419	419

Total non-current assets	92,298	96,037

Total assets	184,600	207,878

Liabilities and stockholders’ equity
Current liabilities:
– Current maturities of long-term loans	1,254	1,297
– Current portion of finance lease obligations	501	539
– Trade accounts payable	10,152	14,655
– Accounts payable to related parties	—	438
– Advanced payments received	—	47
– Provisions	2,842	5,123
– Deferred revenues	1,143	853
– Current income tax payables	485	344
– Other current financial liabilities	1,171	630
– Other current liabilities	731	411

Total current liabilities	18,279	24,337

Non-current liabilities:
– Long-term loans	9,125	9,125
– Long-term finance lease obligations	592	700
– Deferred tax liabilities	1,748	1,597

Evotec AG, First Quarter Report 2008	page 14

– Deferred revenues	514	550
– Provisions	951	1,016

Total non-current liabilities	12,930	12,988

Stockholders’ equity:
– Share capital	73,868	73,868
– Treasury shares	(99)	(99)
– Additional paid-in capital	631,543	628,629
– Reserve	(42,987)	(36,751)
– Accumulated deficit	(508,934)	(495,094)

Total stockholders’ equity	153,391	170,553

Total liabilities and stockholders’ equity	184,600	207,878

Evotec AG, First Quarter Report 2008	page 15

Condensed consolidated interim statements of cash flows
Evotec AG and Subsidiaries

	Three months ended March 31,
Euro in thousands	2008	2007
		restated
Cash flows from operating activities:
– Net income (loss)	(13,840)	3,023
– Adjustments to reconcile net income (loss) to net cash used in operating activities	4,006	(9,051)
– Change in assets and liabilities	(5,693)	(3,375)

Net cash used in operating activities	(15,527)	(9,403)
Cash flows from investing activities:
– Purchase of current investments	(10,256)	(3,502)
– Purchase of long-term investments	—	(695)
– Purchase of property, plant and equipment	(1,057)	(991)
– Proceeds from sale of current investments	15,002	—

Net cash provided by (used in) investing activities	3,689	(5,188)
Cash flows from financing activities:
– Transaction costs	(1,200)	—
– Proceeds from issuance of loans	—	38
– Purchase of own stock	—	(59)
– Repayment of loans	(196)	(1,071)

Net cash used in financing activities	(1,396)	(1,092)

Net decrease in cash and cash equivalents	(13,234)	(15,683)
– Exchange rate difference	(436)	(254)
– Cash and cash equivalents at beginning of year	37,991	58,196

Cash and cash equivalents at end of period	24,321	42,259

Evotec AG, First Quarter Report 2008	page 16

Consolidated interim statements of changes in stockholders’ equity

Evotec AG and Subsidiaries

Euro in thousands except share data	Share capital		Additional paid-in capital	Treasury shares	Reserve				Equity attributable to Shareholders of		Total Stock- holders’ equity
	Shares	Amount			Unearned compen- sation	Foreign currency translation	Asset reva- luation reserve	Accu- mulated deficit
									Evotec AG	Minority interests
Stand zum 01. January 2007	68,078,819	68,079	612,476	(83)	(1,312)	(33,956)	7,060	(483,938)	168,326	(6)	168,320
Stock option plan	—	—	—	—	214	—	—	—	214	—	214
Purchase of treasury stock	—	—	—	(59)	—	—	—	—	(59)	—	(59)
Minority interests	—	—	—	—	—	—	—	—	—	6	6

Income and expense recognized directly in equity:
– Foreign currency translation	—	—	—	—	—	(912)	—	—	(912)	—	(912)
– Revaluation	—	—	—	—	—	—	(30)	—	(30)	—	(30)
Total income and expense recognized directly in equity	—	—	—	—	—	(912)	(30)	—	(942)	—	(942)
Net income as restated	—	—	—	—	—	—	—	3,023	3,023	—	3,023
Total recognized income and expense									2,081	—	2,081

Balance at March 31, 2007, as restated	68,078,819	68,079	612,476	(142)	(1,098)	(34,868)	7,030	(480,915)	170,562	—	170,562

Balance at January 1, 2008	73,868,447	73,868	628,629	(99)	(953)	(42,827)	7,029	(495,094)	170,553	—	170,553
Share based compensation to Roche	—	—	2,914	—	—	—	—	—	2,914	—	2,914
Stock option plan	—	—	—	—	144	—	—	—	144	—	144

Income and expense recognized directly in equity:
– Foreign currency translation	—	—	—	—	—	(6,380)	—	—	(6,380)	—	(6,380)
Total income and expense recognized directly in equity	—	—	—	—	—	(6,380)	—	—	(6,380)	—	(6,380)
Net loss	—	—	—	—	—	—	—	(13,840)	(13,840)	—	(13,840)

Total recognized income and expense									(20,220)	—	(20,220)

Balance at March 31, 2008	73,868,447	73,868	631,543	(99)	(809)	(49,207)	7,029	(508,934)	153,391	—	153,391

Evotec AG, First Quarter Report 2008	page 17

Notes to the unaudited interim condensed consolidated financial statements

1. Basis of presentation

The accompanying unaudited consolidated interim financial statements of Evotec have been prepared in accordance with International Financial Reporting Standards (IFRS) in conjunction with IAS 34. The accounting policies used to prepare interim information are the same as those used to prepare the audited consolidated financial statements for the year ended December 31, 2007.

The interim consolidated financial statements do not include all of the information and footnotes required under IFRS for complete financial statements according to IAS 1. As a result, these interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

2. Basis of consolidation

The basis of consolidation changed. Following the disposition of the Chemical Development Business which includes Evotec (Scotland) Ltd as well as a part of Evotec (UK) Ltd. operations, effective November 30, 2007, all numbers reported since December 1, 2007, exclude the results of this business. As of April 1, 2007, Evotec also acquired 100% of the shares in Neuro3d S.A. which was fully consolidated from this date onwards. Therefore the consolidated interim financial statements 2007 and 2008 are not fully comparable.

3. Restatement of consolidated interim financial statements according to IFRS

This condensed restatement footnote refers to those effects only which impacted the financial information presented in this report. The following financial information from the consolidated statement of operations and cash flows of the three months ended March 31, 2007 have been restated to reflect certain adjustments to previously reported financial information.

The Company has retrospectively adjusted the presentation of the acquisition of ENS Holdings, Inc. under IFRS. Following a review of the accounting of the business combination, the capitalization of intangible assets from this business combination resulted in net deferred tax liabilities of T€13,923. Subsequently, Evotec recognized a tax benefit for net operating losses generated after consummation, which can be used by the reversal of the taxable difference at ENS recorded in purchase accounting.

Evotec AG, First Quarter Report 2008	page 18

The Company previously reported investments in mutual funds which invest in debt instruments including debt instruments with maturities beyond 3 months as cash equivalents. Such investments are now reported separately and outside cash and cash equivalents in the consolidated interim statement of cash flows.

The following tables summarize the effects of the adjustments on previously reported financial information.

Consolidated interim statement of operations:

Three months ended March 2007
T€
Net income previously reported	2,714
Income tax effects	309

Net income as restated	3,023

Consolidated interim statement of cash flows:

Three months ended March 2007
T€
Net cash used in investing activities previously reported	1,686
Net cash used in investing activities, as restated	5,188

4. Discontinued operations

The Instrument Business sold effective January 1, 2007 and the Chemical Development Business sold effective November 30, 2007 are presented as discontinued operations because they represents a separate major line of business operations. According to IFRS 5, discontinued operations are separately disclosed from the continuing operations. Therefore, the statements of operations for the three months ended March 31, 2007 have been retrospectively adjusted to separately report the Chemical Development Business as a discontinued operation.

5. Basis of estimation

In the consolidated interim financial statements for the three months ended March 31, 2008, the Company has used the same estimation processes as those used to prepare the audited consolidated financial statements for the year ended December 31, 2007.

Evotec AG, First Quarter Report 2008	page 19

6. Prepaid expenses and other current assets

The prepaid expenses and other current assets include as of March 31, 2008 an amount of T€ 2,947 for deferred costs for the acquisition of Renovis, Inc.

7. Long-term investments

As of March 31, 2008 the Company’s carrying amount of the investment in Evotec RSIL Ltd amounted to T€ 552. The share of the net loss amounted to T€ 40 in the first three months of 2008.

8. Income taxes

Income taxes were calculated at March 31, 2008 using the expected weighted average tax rates for the year 2008. As at March 31, 2008, Evotec recorded additional valuation allowances with respect to tax benefits of tax losses carried forward in Germany. In the UK, the deferred tax liabilities exceed the deferred tax asset on tax loss carried forward.

9. Stockholders’ equity

Effective February 28, 2008 the Company initiated Phase II trials with EVT 302 and therefore has to pay a milestone to Roche as share based compensation. The shares will be issued in the second quarter 2008. The respective compensation (T€ 2,914) is recorded in additional paid in capital as of March 31, 2008.

10. Adoption of IFRS 8

Evotec decided to early adopt IFRS 8 “Operating segments”, which was issued in November 2006 and replaces IAS 14 “Segment Reporting” as of January 1, 2008. Pursuant to IFRS 8, reporting on the financial performance of the segments has to be prepared in accordance with the so-called management approach. Following the disposition of the Chemical Development Business, the internal organization as well as the management reporting does not identify several segments from January 1, 2008 onwards. The allocation of resources and the internal evaluation of Evotec’s performance by the management are for the entire Evotec group. Following the adoption of IFRS 8 and the disposition of the Chemical Development Business, Evotec does not report segment information.

Forward-looking statements

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of our products, the anticipated benefits of the acquisition of Renovis, including future financial and operating results, our plans, objectives, expectations and intentions, the anticipated timing and results of our clinical and pre-clinical programs, and other statements that are not historical facts. We caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

Evotec AG, First Quarter Report 2008	page 20

These include risks and uncertainties relating to: our failure to successfully integrate the Renovis business; unexpected costs or liabilities resulting from the acquisition of Renovis; the risk that synergies from the acquisition may not be fully realized or may take longer to realize than expected; disruption from the acquisition making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on our international operations. The list of risks above is not exhaustive. Our Registration Statement on Form F-4, as amended, filed with the Securities and Exchange Commission in connection with the merger, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance following the merger. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Evotec AG, First Quarter Report 2008	page 21